Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111
January 3, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington D.C. 20549
Attn: Charles Eastman
Claire Erlanger

Re: Allbirds, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarter Ended September 30, 2022
File No. 001-40963

Dear Mr. Eastman and Ms. Erlanger:

Allbirds, Inc. (the “Company”) is providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 20, 2022 with respect to the Company’s Form 10-Q for the quarter ended September 30, 2022 filed on November 9, 2022 (the “Form 10-Q”).

Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated the Comment into this response letter in italics.

Form 10-Q for the Quarter Ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1. We note that you disclose several Non-GAAP performance measures such as adjusted gross profit, adjusted gross margin, adjusted net loss and Adjusted EBITDA, which exclude the costs related to inventory write-downs and liquidation of end of life inventory. As inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and why you believe excluding these expenses from Non-GAAP performance measures is appropriate. Your disclosures in your earnings release on Form 8-K should be similarly addressed.

Response: The Company respectfully acknowledges the Staff’s Comment and informs the Staff that it has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation (“Question 100.01”), including the updates to Question 100.01 that were published on December 13, 2022 following the filing of the Form 10-Q and the Company’s earnings release on Current Report on Form 8-K furnished on November 8, 2022 (the “Form 8-K”). For the reasons discussed below, the Company believes that excluding the costs and revenue related to inventory write-downs and liquidation of end-of-life inventory from the non-GAAP performance measures presented in the Form 10-Q and Form 8-K was appropriate and consistent with the guidance in Question 100.01.

The costs and revenue related to inventory write-downs and liquidation of end-of-life inventory excluded from the non-GAAP performance measures in the Company’s 10-Q and Form 8-K are separate and distinct from the costs and revenue the Company recognizes as part of its normal, recurring inventory balance review. The Company’s normal inventory write-downs are incurred on a recurring basis and, consistent with Question 100.01, have not been excluded from the Company’s non-GAAP performance measures for any periods presented. In contrast, as further described below, the costs and revenue related to the inventory write-downs and liquidation of end-of-life inventory that have been excluded from the Company’s non-GAAP performance measures in the Form 10-Q and Form 8-K were non-recurring (i.e., the Company believes that they are not reasonably likely to recur within two years and there was no similar charge or gain within the prior two years) as they were recognized in connection with the Company’s simplification initiatives that were announced in August 2022 and not as part of the Company’s normal, recurring inventory review.

As part of the Company’s simplification initiatives, which are described in detail on page 26 of the Form 10-Q, the Company made the decision for the first time in its history to discontinue an entire product line (i.e., primarily first generation and performance apparel) and sell the inventory using liquidators outside of normal sales channels. This action was a change to the Company’s operations, revenue generating activities, and business strategy, and was the result of a decision to focus on a streamlined product lineup, including simplified apparel offerings, after the Company faced increased operational complexities due to its expanded apparel offerings. By discontinuing and liquidating certain inventory, primarily related to first generation and performance apparel products, through the use of liquidators as opposed to through normal sales channels, the Company reduced operational complexity and increased focus on other revenue generating activities. Accordingly, as disclosed in Note 2 to the Company’s condensed consolidated financial statements in the Form 10-Q, during the three months ended June 30, 2022, the Company recorded a specific inventory write-down reserve outside of the ongoing inventory provision process “as a result of a change in apparel strategy, demand for these products, and age of merchandise.”

In addition, the Company’s normal, recurring inventory write-downs have historically been immaterial compared to the write-downs in connection with the simplification initiatives. For example, the expense related to normal, recurring inventory write-downs for the three and nine months ended September 30, 2021, was $0.2 million and $0.3 million, respectively, and for the three and nine months ended September 30, 2022 was $0.3 million. By comparison, the expense related to the inventory write-downs associated with the Company’s simplification initiatives for the three and nine months ended September 30, 2022, was $2.4 million and $14.1 million, respectively. Furthermore, only $0.8 million of the $14.1 million in aggregate expense represented cash operating expense. Therefore, the Company believes that excluding these costs and the related revenue from the liquidation of end-of-life inventory facilitates a better understanding of the Company’s core operating performance and enables investors to compare the Company’s operating performance from period to period on a consistent basis.

Accordingly, based on the foregoing, the Company respectfully submits that excluding the inventory write-downs and liquidation of end-of-life inventory related to the Company’s simplification initiatives from its non-GAAP performance measures in the Form 10-Q and Form 8-K was consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation as well as Rule 100(b) of Regulation G, and was not misleading.

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Please contact me with any questions or further comments regarding our response to the Staff’s Comment. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Michael Bufano
Michael Bufano
Chief Financial Officer